

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2010

<u>Via Facsimile (212) 225-3999 and U.S. Mail</u>
Nicholas J. Camera, Esq.
Senior Vice President, General Counsel and Secretary
The Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, NY 10036

> **Re:**   **The Interpublic Group of Companies, Inc.**
> **Schedule TO-I**
> **Filed April 29, 2010**
> **File No. 5-11564**

Dear Mr. Camera:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I

Exhibit 99(a)(1)(A): Offer to Purchase

1.   As currently structured, the offer contemplates fixing the purchase price for the subject
         securities on the second business day prior to the expiration date. The purchase price
         consists of a fixed cash component and a variable component that will be determined
         based on reference to the arithmetic average of the daily volume-weighted average prices
         of the company's common stock over the five business day period up to and including the
         Pricing Date. Thus, the material terms of the offer (i.e. the exchange ratio) will be
         unknown until two business days prior to expiration. We refer to Item 4 of Schedule TO
         and corresponding Item 1004 of Regulation M-A. Referencing prior no-action letters,
         staff interpretative positions and any relevant facts unique to your offer, please provide
         an analysis of how your offer is in compliance with Rules 13e-4(f)(1)(ii) and 14e-1(b).

2.   We note that the variable component of the purchase price will be determined by
         reference to the arithmetic average of the daily volume-weighted average prices of the
         company's common stock over only a five business day period. Please also address in
         your response to comment 1 above, the reasons for a five business day averaging period
         versus a ten business day averaging period. Additionally, please highlight any of the
         protections the company has in place or the actions the company will take to provide
         shareholders with material information regarding the terms of the offer given the
         presence of non-fixed terms. In this regard, we note disclosure of where indicative
         purchase price information will be made available to securityholders during the pendency
         of the offer.

Conditions of the Tender Offer, page 14

3.   A tender offer may be conditioned on a variety of events and circumstances, provided
         that they are not within the direct or indirect control of the bidder, and are drafted with
         sufficient specificity to allow for objective verification whether or not the conditions
         have been satisfied. Disclosure in the first bullet point regarding actions which "directly
         or *indirectly... * would or *might*" result in the enumerated consequences appears to be
         overly broad. We note a similarly broad condition in the penultimate bullet point on page
         15 regarding *any* event affecting the business which in your sole judgment "would or
         might make it *impractical or inadvisable* to proceed…." Given that the filing persons
         have reserved the right to assert the occurrence of offer conditions for reasons that do not
         appear objectively verifiable, the filing persons have created the implication that they
         may conduct an illusory offer in potential contravention of Section 14(e). Please revise
         the cited conditions to include an objective standard, such as a standard of
         reasonableness, against which the filing persons' discretion may be judged.

4.   Please clarify the statements in the second bullet point on page 14 regarding any "significant adverse change in the trading prices of the Preferred Shares *or in any of [y]our securities in any financial markets…"* As noted in our comment above, the condition appears to be overly broad. Moreover, please clarify what a significant change would be, the list of other securities the company would be examining for purposes of being able to assert the condition and the financial markets to which you refer. Please revise your disclosure accordingly.

5.   Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

6.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: (via facsimile)   David Lopez, Esq.
Cleary Gottlieb Steen & Hamilton, LLP